SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at April 16, 2007

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 16, 2007

Print the name and title of the signing officer under his signature.
--------------------

  Ste.1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES RESULTS OF METALLURGICAL TESTING ON HIGH
GRADE MINERALIZATION AT THE G-9 DEPOSIT, CAMPO MORADO, MEXICO:
Zinc recovery of 94% at 54% zinc concentrate grade
Copper recovery of 84% at 24% copper concentrate grade
Coarser mill feed grinds and concentrate regrinds also achievable

April 16, 2007, Vancouver, BC - Dick Whittington, President & CEO of Farallon Resources Ltd. (TSX:FAN), is pleased to announce the results from the fourth phase of the flotation test program for the G-9 deposit at its polymetallic (zinc, gold, silver, copper, lead) Campo Morado property, Guerrero State, Mexico. These new results are from tests conducted exclusively on samples of high grade (15.5% zinc and 2.3% copper) mineralization from the Southeast zone - the high grade starter zone that is planned to be mined and milled during the first two to three years of operation at G-9. These results both affirm and significantly improve upon the previously announced results from the first three phases of work (News Releases dated April 30, 2006, May 17, 2006 and October 24, 2006). The information derived from these new tests fully supports the process design criteria, flowsheet design and reagent consumption estimates that are currently being used for detailed mill design.

The objectives of the phase four program were:
- to perform batch rougher and cleaner tests on the high grade mineralization at G-9 to reaffirm the initial processing criteria from previous tests.
- to reaffirm that the design flowsheet configuration being used for mill design would apply to the high grade starter zone;
- to perform "locked cycle" tests to establish likely metallurgical performance of the high grade mineralization; and
- to perform feed grind and concentrate regrind tests to enable appropriate feed grinds to be adopted for the initial years of mine production.

Two marketable concentrates were produced from samples representing the Southeast zone of the G-9 deposit. The samples were derived from drill holes 576, 578 and 580. Twenty four individual intercept samples were taken from these three holes. The samples were crushed, screened and homogenized and combined into a single composite sample. Two representative sub-samples were taken from the composite and were the subject of the metallurgical testing covered in this news release.

The samples were prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, Canada. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T in Kamloops.

The new results indicate that a zinc concentrate grade of 54% Zn can be achieved with a 94% zinc recovery. Similarly, a copper concentrate grade of 24% Cu can be produced with an 84% copper recovery. No lead concentrate was produced from these tests due to the low lead feed grade. The master composite flowsheet design, feed grinds, reagent usage and test results are shown in the attached diagram and tables. The full report on the current test program will be posted on the Company's website when completed at the end of the month.

When compared with previously announced results (News Release dated October 24, 2006), the results from the high grade test program produced significant overall improvements in metallurgical performance. Previous G-9 tests were performed on samples representative of the "average" grade of the deposit (7.87% zinc and 1.35% copper) whereas the phase four program tested significantly higher feed grades (15.5% zinc and 2.3% copper). The higher grade mineralization produced exceptionally high zinc recoveries at very marketable concentrate grades and is a marked improvement on the previous results (94% recovery at 54% Zinc concentrate grade versus 86% recovery at 55% zinc concentrate grade). The copper concentrate results are also significantly enhanced from previous results (84% recovery at 24% copper concentrate grade versus 69% recovery at 20% copper concentrate grade). Further, a modest improvement in the overall silver recovery was achieved (63% versus 48%). These results add significant value to the project, in particular, because they reflect the expected grades in the initial years of any mine development. The zinc recoveries are materially improved; however, the marketability of the higher copper concentrate grade and the benefits of the improved copper recovery will also materially improve G-9's overall project economics.

This phase of testwork also examined the effects of flotation feed grinds and concentrate regrinds on metallurgical performance. The table below shows the grinds that were applied in the locked cycle tests.

Product Grinds for Locked Cycle Tests
High Grade and Average Grade Mineralization
P80 microns

Product	High Grade	Average grade
Flotation feed	87	36
Copper rougher concentrate	14	10
Zinc rougher concentrate	18	10

A comparison between the test results on the "high grade" mineralization and mineralization representing the "average" grade of the deposit is shown in the table. The results indicate that significantly coarser grinds can be adopted for the high grade starter zone. The coarser grinds, which will now be incorporated into mill design for the initial years, will result in both energy cost savings and improved concentrate settling and filtration characteristics.

Dick Whittington said:

"I am particularly pleased with these latest results, as they complement perfectly the recent successes in our diamond drill program, which is expanding the Southeast zone and thus the potential for increasing the duration of the period during which high grade mineralization would be mined. The improved concentrate grades and recoveries achievable with the high grade mineralization will add further value in the crucial initial years of any future mine production. More importantly, this will decrease the project payback period. These concentrate grades will also maximize our ability to negotiate favourable concentrate sales agreements with prospective buyers. Once again, I would like to commend the staff of G&T and Peter Taggart for their ongoing, excellent work."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. The independent qualified person in charge of the flotation testwork is Peter Taggart, P.Eng. Both of the qualified persons have reviewed and approved the contents of this news release.

ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information, Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

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G9 HIGH GRADE MASTER COMPOSITE FLOWSHEET AND METALLURGICAL BALANCE DATA

Feed
87µm K80
Copper Circuit
Stirred Mill
14µm K80
Copper
Concentrate
Zinc Circuit
Roughers
Scavengers
Zinc Rougher Tail
Stirred Mill
18µm K80
Zinc 1st
Cleaner Tail
Zinc
Concentrate

NOMINAL FLOTATION TEST CONDITIONS

Circuit Stage	Reagents Additions - g/tonne				
	MBS	Lime	3418A	CuSO4	SIPX
Primary Grind	3500	-	-	-	-
Cu Rougher	-	-	70	-	-
Cu Regrind	1000	-	-	-	-
Cu Cleaners	400	>500	50	-	-
Zn Rougher	-	3000	-	1500	80
Zn Scavenger	-	-	-	-	50
Zn Regrind	-	1000	-	200	-
Zn Cleaners	-	-	-	-	130

AVERAGE METALLURGICAL BALANCE DATA

Product	Mass	Assay (percent)					Distribution (percent)				
	percent	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn	Ag	Au
Flotation Feed	100.0	2.36	0.74	15.5	77	1.13	101	100	101	100	100
Copper Concentrate	8.3	24.0	4.81	4.40	256	1.78	84	54	2	28	13
Zinc Concentrate	27.0	0.73	0.64	54.1	101	0.66	8	23	94	35	16
Zinc First Cleaner Tail	14.0	0.40	0.42	1.30	107	1.87	2	8	1	19	23
Zinc Rougher Tail	50.7	0.28	0.22	0.92	27	1.08	6	15	3	18	48

The metallurgical balance is based on an average of cycle tests KM1951-20 and 21.